LOCAFY LIMITED
ACN 136 737 767

NOTICE OF GENERAL MEETING

TIME & DATE:	9:30am Wednesday, 26 November 2025 (AWST)
	8:30pm Tuesday, 25 November 2025 (ET)
PLACE:	Online at: meetnow.global/MPR9KM6

This Notice of Meeting should be read in its entirety. If you are in doubt as to how you should vote, you should seek advice from your professional advisers prior to voting.

IMPORTANT INFORMATION

TIME AND PLACE OF MEETING

The General Meeting of the Shareholders of Locafy Limited, to which this Notice of Meeting relates to will be held at 9:30am on Wednesday, 26 November 2025 (AWST) | 8:30pm on Tuesday, 25 November 2025 (ET), online at: meetnow.global/MPR9KM6.

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

Voting can be conducted in three different ways for the upcoming General Meeting:

1. As a Shareholder you will be receiving a control number that is connected to your personal holdings of Locafy Limited. This control number will give you access to the online voting platform and will entitle you to vote electronically prior to the meeting.
2. Included with this notice of meeting will be a proxy card/voting instruction card that can be mailed to Computershare to have your votes tabulated.
3. Vote in person at the meeting being held on 9:30am on Wednesday, 26 November 2025 (AWST) 8:30pm on Tuesday, 25 November 2025 (ET).

If you are unable to attend the General Meeting in person and have a specific question that you would like to submit in advance, contact Gateway Investor Relations at LCFY@gatewayir.com.

VOTING ELIGIBILITY

Beneficial holders who hold their Shares under a bank or brokerage account were entitled to receive mailed materials as of Friday, 17 October 2025 (AWST). The record date for beneficial shareholders will be Friday, 17 October 2025 (AWST). Registered holders who hold their Shares under Computershare were entitled to receive mailed materials as of Friday, 17 October 2025. The record date for registered Shareholders will be 48 hours prior to the meeting; Monday, 24 November 2025 at 9:30am (AWST). All votes will be tabulated based off the Shares held on this date.

The voting cut off for both registered and beneficial holders will be 6:00am Sunday, 23 November 2025 (AWST) 5:00pm Saturday 22 November 2025 (ET).

VOTING IN PERSON

To vote in person, attend the General Meeting at the time, date and place set out above.

VOTING BY PROXY

In accordance with section 249L of the Corporations Act, members are advised that:

- each member has a right to appoint a proxy;
- the proxy need not be a member of the Company; and
- a member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Submit proof of your proxy power ("Legal Proxy") from your broker or bank reflecting your Locafy Limited holdings along with your name and email address to Computershare.

Requests for registration as set forth in (1) above must be labelled as "Legal Proxy" and be received no later than 5:00pm Friday, 21 November 2025 (AWST) (3 business days in advance of the meeting). You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email: Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail: Computershare
LOCAFY Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders will be held at 9:30am on Wednesday, 26 November 2025 (AWST) | 8:30pm on Tuesday, 25 November 2025 (ET), online at meetnow.global/MPR9KM6.

The Explanatory Statement provides additional information on the matters to be considered at the General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.
Terms and abbreviations used in this Notice of Meeting are defined in the Glossary.

BUSINESS OF MEETING – AGENDA

1. FINANCIAL STATEMENTS AND REPORTS

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2025 together with the Directors' Report and the Auditor's Report.

2. RESOLUTION 1 – RE-ELECTION OF DIRECTOR – COLLIN VISAGGIO

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purpose of clause 14.2 of the Constitution and for all other purposes, Collin Visaggio, retires by rotation, and being eligible, is re-elected as a Director of the Company."

3. RESOLUTION 2 – RE-ELECTION OF DIRECTOR – RANKO MATIC

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purpose of clause 14.2 of the Constitution and for all other purposes, Ranko Matic, retires by rotation, and being eligible, is re-elected as a Director of the Company."

4. RESOLUTION 3 – RATIFICATION OF APPOINTMENT OF AUDITOR

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purpose of section 327B(1) of the Corporations Act 2001 (Cth) and for all other purposes, the appointment of BDO Audit Pty Ltd as the Company's auditor, having consented in writing to act in this capacity, be ratified and approved."

5. RESOLUTION 4 – APPROVAL OF ISSUES UNDER THE PERFORMANCE RIGHTS INCENTIVE PLAN

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purpose of section 208 of the Corporations Act 2001 (Cth) (to the extent required), and for all other purposes, approval is given for the issue of Performance Rights under the Company's Performance Rights Incentive Plan (and subsequent issue of Shares, if any), on the terms and conditions set out in the Explanatory Statement, representing up to 12% of the Company's issued ordinary shares over the next three years."

Further information in relation to the Resolutions is set out in the Explanatory Statement below.

By order of the Board

Collin Visaggio
Chairman
Dated: 15 October 2025

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions which are the subject of the business of the Meeting.

1. FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2025 together with the declaration of the Directors, the Directors' report and the auditor's report.

2. RESOLUTION 1 – RE-ELECTION OF DIRECTOR – COLLIN VISAGGIO

2.1 General

The Constitution sets out the requirements for determining which Directors are to retire by rotation at an annual general meeting.

Collin Visaggio, who has served as a director since 1 August 2017 and was last re-elected on 29 November 2023, retires by rotation and seeks re-election.

2.2 Qualifications and other material directorships

Mr Visaggio has over 35 years' experience in corporate leadership, strategy, financing and governance. Mr Visaggio was formally the Chief Financial Officer (CFO) of InterOil Corporation, a company that listed on the New York Stock Exchange (NYSE) on 31 March 2009. InterOil was sold to Exxon Mobil in July 2016. Mr Visaggio has also previously held senior business positions within Woodside Petroleum and BP Australia.

Mr Visaggio is a Fellow of the Australian Society of Certified Practicing Accountants and is a member of the Australian Institute of Company Directors. Mr Visaggio has a Bachelor of Business Degree and a Masters Degree in Business Administration (MBA).

2.3 Independence

If re-elected, the Board considers Mr Visaggio will be an independent director.

2.4 Board recommendation

The Board supports the re-election of Mr Visaggio and recommends that Shareholders vote in favour of Resolution 1.

3. RESOLUTION 2 – RE-ELECTION OF DIRECTOR – RANKO MATIC

3.1 General

The Constitution requires that any Director appointed as an addition to the existing directors holds office until the next annual general meeting of the Company and is then eligible for re-election.

Ranko Matic, was appointed as a director on 23 June 2022, retires and seeks re-election.

3.2 Qualifications and other material directorships

Mr Matic is a Chartered Accountant with over 30 years of experience in financial and executive management, accounting, audit, business and corporate advisory. Mr Matic is a director of a corporate management and advisory company based in Perth and has specialist expertise and exposure in areas of audit, corporate services, due diligence, mergers and acquisitions, and valuations. Mr Matic is a non-executive director of Cosmo Metals Limited (ASX: CMO), Panther Metals Limited (ASX: PNT) and Cavalier Resources Limited (ASX: CVR).

3.3 Independence

If re-elected, the Board considers Mr Matic will be an independent director.

3.4 Board recommendation

The Board supports the re-election of Mr Matic and recommends that Shareholders vote in favour of Resolution 2.

4. RESOLUTION 3 – RATIFICATION OF APPOINTMENT OF BDO AS AUDITOR

4.1 General

In accordance with section 327A(1) of the Corporations Act, the directors appointed BDO Audit Pty Ltd as the Company's auditor to fill a casual vacancy following the resignation of the previous auditor, Grant Thornton Audit Pty Ltd.

Section 327B(1) of the Corporations Act requires that an auditor appointed by the directors to fill a casual vacancy must be ratified by shareholders at the next annual general meeting.

4.2 Information about BDO

BDO is an internationally recognised audit firm and is registered as an approved company auditor under the Corporations Act. BDO has consented to act as the Company's auditor and has confirmed that it is independent in accordance with the requirements of the Corporations Act and applicable professional standards.

BDO is also registered with the Public Company Accounting Oversight Board (PCAOB) in the United States, enabling it to undertake audit engagements conducted in accordance with PCAOB standards where required.

4.3 Board recommendation

The Board unanimously recommends that Shareholders vote in favour of Resolution 3.

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5. RESOLUTION 4 – APPROVAL OF ISSUES UNDER THE PERFORMANCE RIGHTS INCENTIVE PLAN

5.1 General

The Company has established a Performance Rights Incentive Plan ("Plan") to provide eligible participants – including directors, management, employees, contractors and key service providers (such as strategic sales partners) – with an opportunity to receive equity in the Company as part of their remuneration or engagement arrangements.

The purpose of the Plan is to:

- align the interests of participants with those of shareholders;
- attract, retain and motivate parties critical to the success of the Company;
- reward performance that supports the Company's strategic objectives and long-term value creation; and
- provide a flexible incentive vehicle that can be used with management, employees and third-party partners contributing to growth.

5.2 Proposed issue limit

Shareholder approval is sought for the Company to issue Performance Rights under the Plan representing up to 12% of the Company's issued ordinary share capital over the three years following the date of this meeting. The Performance Rights will be issued at no cost to participants and will convert into ordinary shares upon satisfaction of performance and/or service conditions determined by the Board.

5.3 Performance conditions

The performance conditions applicable to individual grants under the Plan will vary depending on the participant's role and responsibilities and may include both individual and company-wide targets. Examples include:

- Executives and senior management: achievement of financial metrics such as revenue, profitability or share price performance;
- Sales personnel: achievement of individual sales targets and contribution to overall group revenue targets;
- Strategic partners or contractors: delivery of agreed services, revenue generation or milestones.

The Board retains discretion to determine and assess performance conditions and to adjust vesting outcomes as appropriate to ensure they reflect underlying business performance and shareholder interests.

5.4 Dilutionary impact

If the maximum number of Performance Rights is issued and vested, and assuming no other shares are issued, the total dilution to existing shareholders would be up to 12%.

5.5 Board recommendation

The Board believes the Plan is an important component of the Company's remuneration and growth strategy and unanimously recommends that Shareholders vote in favour of Resolution 4.

Any directors who are eligible to participate in the Plan (or their associates) will abstain from voting on this resolution.

GLOSSARY

In this Notice of Meeting, the following terms have the following meaning unless the context otherwise requires:

AWST means Australian Western Standard Time, as observed in Perth, Western Australia.

Board means the current board of Directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other public holiday in Western Australia.

Chair means the chair of the Meeting.

Company means Locafy Limited (ACN 136 737 767).

Constitution means the constitution adopted by the Company's Shareholders by special resolution at the Company's annual general meeting on 27 November 2019 (and as amended).

Corporations Act means the *Corporations Act 2001* (Cth).

Directors means the current directors of the Company.

ET means US Eastern Time.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

General Meeting or **Meeting** means the meeting convened by the Notice.

Notice or **Notice of Meeting** means this notice of meeting including the Explanatory Statement and the Proxy Form.

Proxy Form means the proxy form accompanying the Notice.

Resolutions means the resolutions set out in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.